Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: March 30, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

Merger News:
Key transaction milestone dates*:
• Q3: Legal close
• October 23: Conversion

*subject to regulatory approval

A website has been set up on ucbi.com for our FNBSM partners and their clients that includes FAQs, resources, press releases, and more!

United News:
On Tuesday, March 28 a press release was distributed across our footprint to announce our brand logo refresh update, which we believe will emphasize our purpose - to build communities and help our customers achieve their financial goals.

• A special webpage for customers sharing the brand update helps to explain the reason behind our refreshed logo, and the next steps customers can expect.

• As a reminder, the updated logo will roll out on United's website, ucbi.com, social media, online banking, and other digital channels in late Summer 2023. Branch signage will be updated by geography, with anticipated completion in mid-2024. Additional details and timing will be provided as the project moves forward.

If you have any questions, please email
LogoRefresh@ucbi.com.

Thank you for being our brand ambassadors!

Human Resources:
Base pay reflects only a portion of the total compensation earned as a United employee. One of the financial benefits available to eligible employees is the 401(k) retirement plan. Eligible FNBSM employees will be able to participate in the United 401(k) retirement plan on the first payroll following legal close. The United 401(k) retirement plan is currently administered by T. Rowe Price. United matches 100% of the first 5% of eligible compensation contributed by an employee. United’s plan is a Safe Harbor 401(k) plan and all contributions made to the plan are 100% invested upon plan entry. Following legal close, FNBSM employees may elect to roll over their current 401(k) account balance to T. Rowe Price or another retirement plan, establish an IRA, or request a distribution, if eligible. United also offers eligible employees an additional retirement planning benefit through its Deferred Compensation Plan under which base salary, bonus payments and/or equity compensation may be deferred. Eligible employees will be notified during applicable enrollment periods throughout the year.

If you have any questions regarding your compensation, we welcome you to use the unique HR inbox set up for FNBSM employees: UnitedTogether_Questions@ucbi.com

Upcoming topics from United’s HR Department:
• Benefits overview
• Payroll
• Time off

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of First Miami to be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.